UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 29, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vimicro International Corporation

File No. 001-34225 - CF# 25306

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Vimicro International Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 12, 2010, as amended.

Based on representations by Vimicro International Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.23	through August 28, 2014
Exhibit 4.24	through August 28, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel